UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	January 27, 2021	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHANGE IN COMPOSITION OF BOARD COMMITTEES

References are made to the announcements of China Eastern Airlines Corporation Limited (the “Company”) dated 28 December 2020 in relation to the resignation of Mr. Lin Wanli (“Mr. Lin”) as independent non-executive director and the appointment of Mr. Jiang Jiang (“Mr. Jiang”) as the employee representative director.

Following the resignation of Mr. Lin, he was no longer a member of the Company’s Audit and Risk Management Committee, a member of the Nomination and Remuneration Committee, and a member of the Planning and Development Committee, with effect from 28 December 2020.

The board of the Company (the “Board”) announces the following changes in composition of Board committees, with effect from 26 January 2021:

1.	Mr. Cai Hongping (“Mr. Cai”) will chair the Nomination and Remuneration Committee when considering remuneration matters;

2.	Mr. Cai has been appointed as a member of the Planning and Development Committee, whose term shall be consistent with that of the ninth session of the Board;

3.	Mr. Jiang has been appointed as a member of the Aviation Safety and Environment Committee, whose term shall be consistent with that of the ninth session of the Board;

4.	Mr. Dong Xuebo has been appointed as a member of the Audit and Risk Management Committee, whose term shall be consistent with that of the ninth session of the Board.

By order of the board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 26 January 2021

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).